

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2022

Gordon Lee
Chief Executive Officer
AGBA Acquisition Limited
Room 1108, 11th Floor, Block B
New Mandarin Plaza, 14 Science Museum Road
Tsimshatsui East, Kowloon, Hong Kong

> **Re: AGBA Acquisition Limited**
> **Supplemental Correspondence**
> **Submitted October 28, 2022**
> **File No. 001-38909**

Dear Gordon Lee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Correspondence Submitted October 28, 2022

General

1. Please note that we have not made any determinations with respect to your status as an investment company under the Investment Company Act of 1940 or your compliance with that Act or any of the regulations thereunder. Please confirm your understanding that we have not passed upon the merits of, or given our approval to, any positions you have taken or any determinations you have made with respect to these matters and that any action we take with respect to your filing, including any decision we make to not issue additional comments regarding these matters, should not be interpreted to mean otherwise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michell Miller at (202) 551-3368 or Bonnie Baynes at (202) 551-49245 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at (202) 551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Giovanni Caruso, Esq.